                                    October 12, 2010

VIA EDGAR Cecilia D. Blye, Esq., Chief Office of Global Security Risk United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Golar LNG Limited Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 0-50113

Dear Ms. Blye:

On behalf of Golar LNG Limited (the "Company"), we submit this response to your letter dated September 29, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") requested supplemental information relating to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the "Annual Report"). The Company's responses, together with the Staff's comments, are set forth below.

1.
We note from disclosure in your Form 20-F that 93% of 2009 revenues were derived from four companies including Royal Dutch Shell, Petrobras and PT Pertamina. We note from these companies' annual reports and from recent news articles that these companies conduct operations in Iran, Syria and/or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls.  We also note disclosure in your Form 20-F about Saipem being awarded a contract to convert Golar Frost into an FSRU.  We note from 2009 and 2010 news articles that Saipem has oil and gas projects ongoing or planned in Iran, Syria and Cuba.  Finally, we note that your current Form 20-F does not provide disclosure about contacts with these countries, including whether your vessels call on ports in these countries.

Please describe to us the nature and extent of your past and current contacts with Iran, Syria and Cuba whether through subsidiaries, charterers, or other direct or indirect arrangements.  In this regard, update us on your contacts with Iran through Liquefied Natural Gas Limited since your letter to us of January 18, 2007.  Please also describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Cuba, as applicable, or entities controlled by the governments of these countries.

As set forth in the Annual Report, in December 2007, the Company entered into a joint venture with OLT-O and certain other unaffiliated companies for the sale of the Golar Frost and its subsequent conversion into a floating storage re-gasification unit ("FSRU").  As stated in the Annual Report, the sale of this vessel was completed in July 2008 for $231 million.  In March 2008, OLT-O signed a contract with Saipem S.p.A. for, among other

Cecilia D. Blye, Esq.,
Chief Office of Global Security Risk
United States Securities and Exchange Commission
October 12, 2010

things, the conversion of the Golar Frost into an FSRU at a cost of €390 million (approximately $500 million).  The Golar Frost is currently undergoing this FSRU conversion at Dubai Drydocks and its first commercial gas delivery is expected in 2011.  In January 2008, the board of directors of OLT-O agreed to a capital increase of €200 million (approximately $260 million).  The Company did not contribute to this capital increase and has not committed any further equity contributions to this joint venture, which resulted in a reduction of its ownership interest in OLT-O to its current level of 2.67%.  In 2008, the Company determined that it no longer held significant influence over OLT-O and changed its accounting treatment of this investment from the equity method to the cost basis method.  In addition, OLT-O was not organized in and is not under the common control of the governments of Iran, Syria or Cuba.  Accordingly, the Company does not believe that this investment is a direct or indirect arrangement with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

With respect to Liquefied Natural Gas Limited ("LNGL"), the Company refers the Staff to its letter dated January 18, 2007.  The Company confirms that there is no change to the Company's relationship with LNGL other than as described below.  As set forth in the Annual Report, following the restructuring of the Company, which was completed on August 12, 2009, all of the Company's shares of LNGL were transferred to Golar LNG Energy Limited, a majority owned subsidiary of the Company ("Golar Energy").  In November 2009, Golar Energy sold 9.6 million LNGL shares, which reduced its shareholding to approximately 6.3% of LNGL's outstanding shares.  As a result of this reduction of the Company's ownership interest in LNGL, the Company determined that it no longer held significant influence over LNGL. Accordingly, the Company changed its accounting treatment of this investment from the equity method to the cost basis method as of November 10, 2009.  The Company advises the Staff that Golar Energy currently owns less than 4% of LNGL's outstanding shares and none of the Company's directors or officers have any affiliations with LNGL, its subsidiaries or any of their directors or officers.  In addition, LNGL was not organized in and is not under the common control of the governments of Iran, Syria or Cuba.  Accordingly, the Company does not believe that this investment is a direct or indirect arrangement with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

As of the date hereof, neither the Company nor its subsidiaries have ever entered or have any future plans to enter, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.  While 93% of the Company's 2009 revenues were derived from Royal Dutch Shell, Petrobras and PT Pertamina, companies that may be deemed by the Commission to have contacts with Iran, Syria or Cuba, to the best knowledge of the Company, none of these companies were organized in those countries or are under the common control of the governments in those countries.  In addition, none of Iran, Syria or Cuba have LNG terminals and none of the vessels in the Company's fleet have ever called on a port located in any of these countries.

2.
Please discuss the materiality of your contacts with Iran, Syria or Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact or the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba. Please also address the potential for reputational harm based upon your relationships with companies that have operations associated with those countries, including Liquefied Natural Gas Limited, Royal Dutch Shell and Petrobras.

Cecilia D. Blye, Esq.,
Chief Office of Global Security Risk
United States Securities and Exchange Commission
October 12, 2010

As mentioned above, neither the Company nor its subsidiaries have ever entered or have any future plans to enter, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has never earned any revenues from these entities.  For the six months ended June 30, 2010 and for the fiscal years ended December 31, 2009, 2008 and 2007, the percentage of the Company's revenues represented by its investments in OLT-O and LNGL was 1.2%, 0.5%, 0% and 0%, respectively, and for the same periods the percentage of the Company's assets represented by its investments in OLT-O and LNGL was 0.3%, 0.3%, 0.3% and 0.2%, respectively.  Accordingly, the Company believes these amounts to be quantitatively immaterial.

The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions concerning companies with operations associated with Iran, Syria and Cuba.

As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries. Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor's investment decision.

The Company has disclosed all of its agreements and arrangements with OLT-O and LNGL in its Annual Report and other public filings and disclosures.  With respect to Royal Dutch Shell, Petrobras and PT Pertamina, the Company has disclosed its relationships with these major oil companies in the Annual Report.  The Company is not involved in any projects or businesses with these companies concerning Iran, Syria or Cuba.  As such, the Company believes that investor sentiment relating to these issues is reflected in the current trading price of the Company's common shares listed on the NASDAQ (GS).  In addition, we note to the Staff that the U.S. State Department has announced that Royal Dutch Shell of the United Kingdom and the Netherlands has pledged to end its investments in Iran's energy sector.

3.
Please discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the extent to which you expect them to impact your business.

The Company does not believe that the Comprehensive Iran Sanctions Accountability and Divestment Act will have any impact on its business.  The Company, including its subsidiaries, has no contracts with and earns no revenues from the government of Iran, or any entities controlled by the government of Iran, including any entities organized in Iran.  The Company further states that neither the Company nor its subsidiaries has any future plans to enter into, directly or indirectly, any arrangements with government of Iran, or any entities controlled by the government of Iran, including any entities organized in Iran.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

Cecilia D. Blye, Esq.,
Chief Office of Global Security Risk
United States Securities and Exchange Commission
October 12, 2010

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Max Webb, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission

Jennifer Hardy, Esq.
Division of Corporation Finance
Securities and Exchange Commission

Graham Robjohns
Chief Executive Officer
Golar LNG Management